Prepared, June 2019

Offering Statement



Up to $107,000 in future equity shares at $1.00.
Minimum target amount: $10,000

1514 Royce Drive
Locust Grove, GA, 30248

Summary of the Offering

Type of Security offered	SAFE (Future Equity Shares)
Class of Security	Common
Price Per Unit	$1
Minimum Investment Amount	$20 (20 shares)
Campaign Close Date	{10/11/2019} at 11:59 PM EST
Minimum target goal	$10,000
Oversubscription Limit	$107,000.00

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Esgro, Inc.

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not be recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have no passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Disclaimer</u>

The Offering Statement forms parts of, and should be read together with, the Form C being filed by Esgro, Inc. (for the purposes of this Disclaimer, referred to herein as " Esgro, Inc.," the "company," the "issuer,"and "we") with the Securities and Exchange Commission in connection of a Regulation Crowdfunding offering of Esgro, Inc. securities contemplated therein and of which this Offering Statement is a part(the specified Form C exhibits thereto, including, without limitation, this Offering

Statement, the "subscription agreement," the "Pitch Deck," the "Cap. Table," the "Company Financials," the "Perks Agreement," the "LinkedIn Profiles for the team," and the "Operating Agreement or Company Bylaws."

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the offering documents on our current expectations and projections about future events and trends that we believe may impact Esgro, Inc.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could fifer materially from those described in the forward-forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Esgro, Inc. securities, nor should it be relied upon in connection with, and contract or purchasing decision.

Table of Contents

The Company

Name: Esgro, Inc.
Address: 1514 Royce Drive, Locust Grove, GA, 30248
State of Incorporation: Delaware C-Corp
Date of Incorporation: February 19, 2019

Certifications of Regulation Crowdfunding

Esgro, Inc. has certified that all of the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Delaware.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please refer to the Other Information Section of this document)
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company the (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies
- The issuer nor any of its predecessors have failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding

Directors and Officers

Caleb Gilbert - CEO
Electrical Engineering from Kennesaw State University. To make ends meet, Caleb often worked 40+ hours a week while attending college, primarily in the industries that Esgro impacts directly. Caleb has an immense passion for helping people which is reflected in the companies mission and vision. A firm believer in staying true to the "Why" Esgro was created, Caleb strives to create a strong company culture thats foundation is based off of integrity, humility and passion for a higher purpose.

Payton Jonson - CTO

Graduate from Georgia Tech, specializing in Artificial Technology and Blockchain, Payton worked at Nielson as a computer software specialist. Before Payton started his degree, he owned and operated a successful landscaping company. Payton could immediately identify with the problem Esgro was solving, often times he would have to take his clients to small claims court to try and get paid for work he had already performed. His knowledge in business analytics and software makes him an Invaluable part of the team.

Themiya Chandraratna - VP Product
Themiya is a graduate from Georgia Tech in computer science specializing in UI/UX design. While attending college, he owned and operated a successful software consulting company. As a long time friend of Paytons, Themiya was happy to come onboard with Esgro to design and build the product. Themiya could also personally identify with the problem Esgro solves because of his time in the software consulting business.

Total Employees: 4 including officers above

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Aggregate Percentage Ownership Interest	Aggregate Percentage Voting Interest	Principal Shareholders owning more than 20%
Caleb Gilbert	35.25%	37.5%	Yes
Payton Jonson	35.25%	37.5%	Yes
Themiya Chandraratna	23.5%	25%	Yes
Carolina Fintech Ventures, LLC	6%	0%	No

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The Esgro, Inc. Pitch Deck included as an Exhibit to the Form C of which this offering statement is a part(the "**The Pitch Deck**");

2. The Esgro, Inc. Business Plan included as an Exhibit to the Form C of which this offering statement is a part(the "**Business Plan**")

Note: Only one of these may be provided by the company. In that event please refer only to the one document provided for an outline of the Anticipated Business Plan of the issuer.

<u>**Risk Factors**</u>

RISKS RELATED TO CROWDFUNDING

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not be recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have no passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISKS RELATED TO OUR BUSINESS

If our technology is not fully completed & business plan fails, you may lose your entire investment.

We will use the net proceeds of this offering to build our web application based on our business plan. If we cannot successfully build this application, execute the business plan, you will likely lose most, if not all, of your investment.

We have no operating history and limited experience.

We are new operators with limited experience in the financial payments industry. We have no sales or revenues to date, no operating history, and are unproven in marketing Esgro, Inc. services we intend to offer. You must consider the risks and uncertainties frequently encountered

by early stage companies like ours and risks and uncertainties in the highly competitive payment technologies industry.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future classes of membership interests may be senior to your future equity Interests

If the Company issues new membership interests, which it may do in its sole discretion, the new classes of membership interests may be senior to these equity Interests.

The Managers own all the voting rights

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Establishing partnerships is not a given

It is not a given that we will close any deals we have in our pipeline. While we do have letters of intent, we cannot control the timing or predict whether they will contract with us.

Threat of Competitors in the Market

There are well established payment processors, cash transfer apps, and contractor technology companies already out there.

Business is reliant on regulatory compliance

The financial payments space is full of regulatory compliance needs. We will need to keep up with those needs from a legal standpoint and build it into our operational planning.

Legal dispute process may cause concern

Part of our business model is to handle payments disputes similar to arbitration.

We require a partnership with a payment processor to continue

We must partner with a payment processor in order to transact funds using the blockchain, they are the only company who does this work in the industry.

Customer Financial Fraud

The payments space is a target for fraudulent activity from payor's of services who purchase goods/services then turn around to claim they didn't receive goods/services. Conversely, its not uncommon for fraudulent service companies to defraud customers out of money in promise of goods/services that are never delivered.

Hacking of technology

The fintech space is a target for data hackers. Despite our best efforts to protect our customers, we cannot control if users grant access or password keys to hackers as a result of scams.

Utilizing blockchain for sending, receiving and storing money, and key management

We are using blockchain technology which is very secure, but since blockchain requires a customer to have a private key to access the blockchain, it's feasible that the customer misplaces their keys, they cannot retrieve that key and access that blockchain, resulting in lost money for customer.

Not a publicly launched product yet

The product is still under development, and it has not publicly launched in the Apple app store or Android stores.

RISKS RELATED TO THIS OFFERING

We can use the proceeds of your subscription after the $10,000 minimum is met and before the maximum amount is raised.

We are under no obligation to raise the maximum amount before using the proceeds from this offering. If this offering does not generate at least $107,000 we may not be able to fully implement our business plan and would need to scale back our plans. A portion of the proceeds raised will go towards our use of funds detailed with this offering.

Our Manager has unlimited discretion as to the use of proceeds from this offering.

Our Managers, have discretion with regard to the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting shares in the company. We cannot assure you that the Manager will apply these funds effectively.

Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws, and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the shares for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Membership Interests or a multiple of net earnings per Unit. We have not obtained any third party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Membership Interests, including that these Security Interests have no voting rights.

The Company currently has two classes of membership interests outstanding. Voting Common Interests, and Non-Voting Future Equity Shares, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A Majority of Voting Common Interests may elect to sell all of the Company's Member Interests to a third party. In such an instance, a Majority of the Voting Common Interests is permitted to force the other Members, including the all other Members, to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

These Security interests being Offered under Reg CF are different from the Reg D 506C offering of a different class of shares

The company intends to dilute as much as 19.1% of this business using both the Reg CF up to $107,000 pursuant to this offering or up to $535,000 raised under a Reg D 506C Convertible note. The Reg D 506C offering is a convertible debt note and is only available for qualified accredited investors, and has different terms including a 30% discount for investors +$25K, and a 20% discount for investors +$10K. Those investors will have different purchase agreement terms from this Reg CF offering.

The Offering

Purpose

Esgro, Inc. plans to use the proceeds form the maximum offering to build out the application, fund marketing, business development activities and wages. The company intends to raise up to $107,000 pursuant to this Reg CF offering amongst non-accredited investors.

Under a separate Reg D 506C offering, the company intends to raise up to $535,000 as a convertible debt note. Because it is a Reg D 506C offering, that separate offering is only available for qualified accredited investors. As a result, the terms and rights of investors will be different from those in this offering.

Use of Proceeds

	Minimum	Maximum
Raise Amount	$10,000	$107,000
Portal Fees	$900	$9,630
Product Development	$9,100	$30,000
Professional Services		$9,000
Hosting & Software Licenses		$14,000
Transaction Processing		$14,370
Payroll		$30,000

Completion of Transaction and Delivery of Shares

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "**Subscription Agreement**") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "**Escrow Agent**") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Esgro, Inc. reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Esgro, Inc. . At that time Shares to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement, will be registered in the name of the corresponding investor. The shares acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by Esgro, Inc., it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount a the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors, less the non-refundable processing fee.

If Esgro, Inc. reaches their funding goal prior to the campaign close date, then we, the company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the issuers discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value that Esgro, Inc. decides is a fair market value for their company.

Details on Security Being Offered

Future Equity Shares

The securities offered are for equity in the company. Each equity unit is priced at $1 with a minimum of 20 shares required for purchase. The pre-money valuation cap is $3,000,000 USD, and the company is raising up to $107,000 pursuant to the Reg CF offering.

Any investor investing in this round will receive their investment amount with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part (the "**Subscription Agreement**").

The offered securities under this offering will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors, which are defined below, in this round will be limited to the information that the company chooses to disclose and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of preferred stock hold. Preferred stock holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon principal stakeholders of preferred stock to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Esgro, Inc. or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Esgro, Inc.'s assets, or a merger of Esgro, Inc. in another corporation or entity, or transactions with related parties. Those actions are largely within the control of principal stockholders, identified in the "Principal Stockholders" section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the

certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Esgro, Inc. may redeem an investors' securities at any point one year after the close of a successful offering. The price per share of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Esgro, Inc. to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Esgro, Inc.
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a ember of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Esgro, Inc. Financial Information

Financial Statements

Please refer to the Esgro, Inc. financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

Esgro, Inc. has not generated any revenues to date. Based on internal financial projections, the company expects be able to operate out of the existing cash reserves without any revenue generation until the platform launches. Any revenues that are generated prior to the launch of the platform will be considered immaterial.

Indebtedness

At the time of this filing, the company indebtedness to a creditors includes the following:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
0	0	0	0	0

Liquidity, Capital Resources, and Financial Condition

Esgro, Inc. is currently generating operating losses, and will continue to require infusion of new capital to continue business operations until the launch of the platform. There is limited liquid and financial resources to service debts at this time due to the cash situation on the balance sheet. Please refer to the financial statements to see the financial condition of the issuer.

Material Capital Expenditures

To date of this filing, there are no capital expenditures by the members, direct or indirect, of the company in excess of 5%.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Esgro, Inc.'s Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund Esgro, Inc. portal page. Activities will be updated as the occur, in real time, until the oversubscription amount is achieved, Esgro, Inc. stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via email.

Intermediary Information

Thrivera Venture Funds I, LLC (dba Wunderfund) ("**Wunderfund**") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon Completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Esgro, Inc. will pay Wunderfund a portion to be paid in cash based on 7-9% of the amount of total money raised pursuant to this offering.

Absence of Disqualifications under 227.503(A)

With respect to Esgro, Inc., its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "**Relevant Person**"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years
before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

<u>Annual Report and Investor Information</u>

Investors will be provided a secure login ID and password to access investor information on the Esgro, Inc.'s website, https://www.esgro.com

Additionally, Esgro, Inc. will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Esgro, Inc.'s website, https://www.esgro.com

Esgro, Inc. is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Esgro, Inc. has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Esgro, Inc. has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Esgro, Inc. or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Esgro, Inc. liquidates or dissolves its business in accordance with State Law

Other Material Information

Investors should understand the potential for dilution.in the Esgro, Inc. could be diluted due to Esgro, Inc. issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Esgro, Inc. may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of Esgro, Inc.

Such increases in number of shares of Esgro, Inc. capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of Esgro, Inc. If Esgro, Inc. issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, Esgro, Inc. may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Esgro, Inc. or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that Esgro, Inc. will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Esgro, Inc.   by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Esgro, Inc. is unable to repay such indebtedness.